

October 4, 2012

<u>Via E-mail</u>
Mr. John L. Sullivan III
Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, Connecticut 06770

> **RE: The Eastern Company**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed April 30, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed July 27, 2012**
> **Response dated September 21, 2012**
> **File No. 1-35383**

Dear Mr. Sullivan:

We have reviewed your response letter dated September 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results…page 14</u>

<u>Critical Accounting Policies and Estimates, page 17</u>

<u>Goodwill and Other Intangible Assets, page 18</u>

1. We note your response to comment three from our letter dated August 2, 2012. Please provide the following:

Mr. John L. Sullivan III
The Eastern Company
October 4, 2012
Page 2

- You indicated that you are moving your evaluation period from the second quarter of your fiscal year to the fourth quarter of your fiscal year. Please tell us the date that you decided to change the date of your annual goodwill testing. We remind you that a change in the annual goodwill impairment testing date is a change in accounting principle. Please tell us what consideration you gave to obtaining a preferability letter from your external auditors. Please note that you are required to file the preferability letter as an exhibit in the first Form 10-Q subsequent to the date of an accounting change. Please advise; and

- You also indicated that you adopted ASU 2011-08 effective January 1, 2012. Please tell us whether you completed your qualitative assessment as of June 30, 2012. If so, please tell us separately for each reporting unit, the positive and negative events and circumstances you considered in concluding that it was more likely than not that the fair value of each reporting unit exceeded its carrying value such that the first and second steps of the goodwill impairment test were unnecessary. If you did not complete your qualitative assessment as of June 30, 2012, please tell us why you did not complete the assessment.

Results of Operations, page 18

Fiscal 2011 Compared to Fiscal 2010, page 18

2. We note your response to comment four from our letter dated August 2, 2012. We continue to believe that you should quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. Please also ensure that you are explaining the majority of increases or decreases in each line item. Please confirm that you will ensure that you quantify factors impacting your results of operation similar to your proposed disclosure for selling and administrative expenses.

Liquidity and Capital Resources, page 23

General

3. We note your response to comment five from our letter dated August 2, 2012. We continue to believe that disclosing the amount of cash and short-term investments held by your foreign subsidiaries is important to an investors understanding of your liquidity. Notwithstanding the amount of your foreign cash and short-term investments, you should disclose that you would be required to accrue and pay U.S. taxes to repatriate these funds. Your proposed disclosure states, "United States income taxes have been provided on the undistributed earnings of foreign subsidiaries only where necessary because such earnings are intended to be reinvested abroad indefinitely or repatriated only when substantially free of such taxes." This sentence appears to imply that you are considering whether or not to repatriate cash and short-term investments held by your foreign subsidiaries, which is not consistent with your indefinite reinvestment assertion. Please revise your proposed disclosure accordingly. Please also disclose, if true, that you do not intend to repatriate to the U.S. the cash and short-term investments held by your foreign subsidiaries.

Exhibit 31

4. We note your response to comment seven from our letter dated August 2, 2012. In future filings, please revise your certifications to use the word "report" instead of the description of the corresponding report. Accordingly, please revise your certifications related to your next Form 10-Q and Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on March 16, 2012

Short Term Incentives – Annual Cash Incentives, page 13

5. We note your response to comment nine in our letter dated August 2, 2012.   You state, among other things, that you would be placed at a competitive disadvantage if individual reporting unit information were disclosed. In light of your disclosure that incentive compensation is based "on the *combined* performance of the [c]ompany's nine (9) business units," [emphasis added], please explain why disclosure of performance targets related to the payment of annual cash incentives would otherwise require disclosure of individual reporting unit information.   To the extent that you continue to believe that disclosure of performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

        You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Rufus Decker

                                                Rufus Decker
                                                Accounting Branch Chief